Exhibit 5.2
TRANSACTION RETENTION BONUS AGREEMENT

This Transaction Retention Bonus Agreement (this “Agreement”), dated as of August 25, 2021 (the “Effective Date”), is by and between James Butler (the “Executive”), PFSweb, Inc., (“PFSW”) and Priority Fulfillment Services, Inc. (the “Company”) (each a “Party,” and collectively, the “Parties”).
WHEREAS, the Executive is currently employed by the LiveArea, Inc, a wholly owned subsidiary of PFSweb, Inc (“PFSW”) and an affiliate to the Company;
WHEREAS, PFSW is currently exploring potential strategic alternatives, which may involve a transaction that could result in a Change of Control (as defined below) (a “Transaction”) pursuant to a definitive transaction agreement (a “Transaction Agreement”);
WHEREAS, the continuing efforts of the Executive are considered necessary by the acquiror to the successful post-closing success of the LiveArea Companies (as this term is defined in the Transaction Agreement); and
WHEREAS, as an inducement to the Executive to remain employed by LiveArea, Inc., its acquiror or an affiliate of acquiror in good standing actively working and supporting the LiveArea Companies after the consummation of the Transaction Agreement, for at least one (1) year following consummation of the transactions contemplated by any such Transaction Agreement (the “Closing”), PFSW has determined that, subject to and effective upon the Closing occurring with respect to such Transaction, the Executive shall be entitled to receive a transaction retention bonus on the terms and conditions described herein.
NOW, THEREFORE, in consideration of the mutual promises made herein, the Parties hereby agree as follows:
1. Transaction Retention Bonus.
(a) In connection with a potential Transaction, PFSW, through its wholly owned subsidiary, the Company, approved the granting of a transaction retention bonus, contingent upon a successful sale of the LiveArea business being completed on or prior to December 31, 2021 and/or such later date as agreed by the Compensation Committee of the Board of Directors and the Executive continuing in employment with LiveArea Inc, its acquiror or acquiror affiliates, for at least one (1) year following Closing. The Executive shall be eligible to receive a retention bonus after Closing subject to the terms and conditions set forth below (the “Transaction Retention Bonus”) in cash in an amount equal to .330% of the transaction value (the “Transaction Value”) of the transaction, “transaction value” having the same meaning as set forth in the engagement letter with Raymond James, the banker working with the Company on the transaction. Except as set forth in Sections 1(b) and 1(c) below, the Transaction Retention Bonus shall be subject to the Closing of a Transaction occurring on or prior to December 31, 2021 (the “Outside Closing Date”), plus the occurrence of one of the following three milestones or events:
(i)the Executive remaining in employment in good standing actively working and supporting the LiveArea Companies, its acquiror or an affiliate of acquiror after the consummation of the Transaction Agreement, for at least one (1) year following Closing (“in Good Standing”), or

(ii)the Buyers (as this term is defined in the Transaction Agreement, which includes any successors or assigns of the Buyers) terminate Executive’s employment with the Buyers without “Cause” (as that term is defined in Executive’s offer letter with the Buyers dated July 2, 2021), which the Company shall determine in its sole, reasonable discretion (unless the Buyers have already determined that the Buyers terminated Executive’s employment without “Cause”, which decision shall bind the Company), or
(iii)the Executive becomes disabled on or after Closing so as to be unable to perform the essential functions of the Executive's then existing position or positions with or without reasonable accommodation.
If the Transaction occurs on or prior to the Outside Closing Date and if any of (i), (ii), or (iii), are satisfied, the Transaction Retention Bonus shall be paid to the Executive in equal payroll installment payments during a twelve month period, with the first payment being paid in no event more than thirty (30) days after the date of Closing (the “First Installment Payment Date”) and each subsequent payment being paid on each subsequent payroll payment date until paid in full.
For the purposes of this Agreement, “Change of Control” means (i) the merger or consolidation of the Company with, or the sale of all or substantially all of the assets of the Company to, any other corporation or other entity, in each case, unless, following such merger, consolidation or sale (A) the voting securities of the Company outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or purchasing entity (the “Surviving Entity”)) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or the Surviving Entity outstanding immediately after such merger, consolidation or sale; and (B) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the execution of the initial Agreement, or of the action of the Board, providing for such merger, consolidation or sale; or (ii) sale of an operating business segment of the Company for which the Employee is designated or allocated to perform services or is otherwise employed under.
(b) If, prior to or contemporaneously with Closing, either (i) the Executive’s employment is terminated by the Company prior to a Change of Control in connection with or in anticipation of such Change of Control or (ii) the Executive becomes disabled so as to be unable to perform the essential functions of the Executive's then existing position or positions with or without reasonable accommodation, then the Executive shall be entitled to, and the Company shall be required to, subject to the Executive’s execution of a general release in favor of the Company that is reasonably acceptable to the Company (the “Release”) within (30) days following such termination (which release is not revoked), pay the Executive the entire Transaction Retention Bonus on the later of (i) thirty (30) days after the date of Closing or (ii) forty-five (45) days following the Executive’s termination of employment; provided that the Closing of the Transaction occurs on or prior to the Outside Closing Date.
(c) If, prior to, contemporaneously with, or after Closing, the Executive dies, the Executive’s beneficiary(ies) designated on a properly completed form provided by the Company or in the event no beneficiary is designated, the Executive’s estate shall be entitled to, and the Company shall be required to pay the Executive’s beneficiary(ies) or the Executive’s estate, as the case may be, the entire Transaction Retention Bonus not yet otherwise paid to the Executive no later than thirty (30) days after the date of the Executive’s Death.
(d) If, after Closing, the Executive voluntary terminates employment with the Buyers without “Good Reason” (as that term is defined in Executive’s offer letter with the Buyers dated July 2, 2021), which the

Company shall determine in its sole, reasonable discretion (unless the Buyers have already determined that the Executive terminated employment with the Buyers for “Good Reason,” which decision shall bind the Company), any remaining Transaction Retention Bonus payments not paid as of the termination shall be forfeited by Executive and the Company shall have no further obligation under this Agreement.
(e) In the event of another Change in Control involving the Company, upon execution of a Transaction Agreement, the Company shall escrow an amount not less than (i) the sum of any remaining Transaction Retention Bonus not yet paid to the Executive, which shall be used to pay the remainder of the Transaction Retention Bonus to the Executive consistent with the terms and conditions of this Agreement; and (ii) any estimated amounts to be paid to the Executive consistent with Section 2 below with the understanding that funds escrowed to support Section 2 may not be sufficient and may require additional funding outside of what has been escrowed to satisfy Section 2.
2. Section 280G Parachute Payment.
(a) Notwithstanding any other provision of this Agreement or any other plan, arrangement or Agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to the terms of this Agreement (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to the Executive, on the same date of such Parachute Payments, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that the Executive would have been in if the Executive had not incurred any tax liability under Section 4999 of the Code.
(b) Any determination required under this Section 2, including whether any payments or benefits are Parachute Payments, shall be made by the Company in its sole discretion. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 2. The Company’s determination shall be final and binding on the Company and the Executive.
(c) In light of the uncertainty in applying Section 4999 of the Code, if it is subsequently determined that the Gross-up Payment is not sufficient to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and such taxes imposed on the Gross-up Payment)) that the Executive would have been in if the Executive had not incurred the Excise Tax, then the Company shall promptly pay to or for the benefit of the Executive such additional amounts necessary to put the Executive in the same after-tax position that the Executive would have been in if the Excise Tax had not been imposed. In the event that a written ruling of the Internal Revenue Service (the “IRS”) is obtained by or on behalf of the Company or the Executive, which provides that the Executive is not required to pay, or is entitled to a refund with respect to, all or a portion of the Excise Tax, then the Executive shall reimburse the Company in an amount equal to the Gross-up Payment, less any amounts which remain payable by or are not refunded to the Executive, within fourteen (14) days of the date of the IRS determination or the date the Executive receives the refund, as applicable. The Executive and the Company shall reasonably cooperate with each other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for the Excise Tax.
3. Entire Agreement. This Agreement contains the entire agreement between the Executive and the Company with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.
4. Waiver and Amendments. This Agreement may be amended, modified, superseded, or canceled, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
5. Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Texas, without regard to conflicts of laws principles thereof. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of Texas, and the Parties irrevocably consent to such personal jurisdiction and waive all objections thereto, but do so only for the purposes of this Agreement.
6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.
7. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Parties or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
10. Section 409A. This Agreement is intended to be excepted from Section 409A of the Code (“Section 409A”) as installment payments made during the short-term deferral period in compliance with Treasury regulation Section 1.409A-1(b)(4) and the separation pay exception under Treasury regulation Section 1.409A-1(b)(9). To the extent this Agreement results in “nonqualified deferred compensation” subject to Section 409A, it is expressly intended that the Agreement shall comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder shall comply with Section 409A. Notwithstanding the foregoing, the Company makes no representation that this Agreement complies with Section 409A and shall have no liability to the Executive for any failure to comply with Section 409A.
11. Tax Withholding. The Company shall have the right to deduct from any payment due under this Agreement, any applicable withholding taxes or other deductions required by law to be withheld with respect to such payment and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.

12. Termination of Agreement. Notwithstanding anything to the contrary herein, if either (a) the Closing fails to be consummated by the Outside Closing Date or (b) the Executive’s employment terminates for any reason (other than an anticipatory termination) prior to the Closing, then this Agreement shall automatically terminate without any further action by the Parties hereto and this Agreement shall be null and void and have no further force and effect. Notwithstanding the foregoing, Section 2 of this Agreement shall survive the termination of this Agreement.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement as of the day and year first above mentioned.

PRIORITY FULFILLMENT SERVICES, INC.    EXECUTIVE

By:/s/ Mike Willoughby         By: /s/ James Butler
Name:    Mike Willoughby                 Name: James Butler
Title: Chief Executive Officer                 Title: Executive Vice President and
LiveArea President